SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2010

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated January 29, 2010 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

The Company reported that Real Estate Investment Group (“REIG”) a company, controlled and managed indirectly by the Company, but which includes other minority investors, has subscripted 4,789,917 Common A Shares of Hersha Hospitality Trust (“Hersha”) at price per share of USD 3.00 for a total amount of USD14,369,751.

Therefore, holdings of the Company and its subsidiaries as of the date hereof amounted to 10.33% interest of the outstanding capital stock of Hersha.

Additionally REIG has the option to purchase up to 5,700,000 additional common shares at a price of $3.00 per share. In the case that REIG exercises the aforementioned option, the Company and its subsidiaries would increase its stake to 14.77%.

Consequently, accordingly to Hersha’s files as of the date hereof, the Company is the principal shareholder of Hersha, whose shares are listed and traded on the New York Stock Exchange (“NYSE”) under the ticker symbol “HT”. Hersha owns indirectly controlling interests in 76 hotels primarily distributed along the northeast corridor of USA, including New York, New Jersey, Boston, Washington D.C., and Philadelphia.

The hotels are operated under franchises of international character brands in the market, (i.e. Marriot International, Intercontinental Hotel Group, Starwood Hotels, Hilton Hotels Corporation, Global Hyatt Corporation and Choice Hotels International).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ SAÚL ZANG
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: January 29, 2010